

July 7, 2023

Quanzhong Lin
Chief Executive Officer, President, and Secretary
AiXin Life International, Inc.
Hongxing International Business Building 2, 14th FL, No. 69
Qingyun South Ave., Jinjiang District
Chengdu City, Sichuan Province, China

>   **Re: AiXin Life International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed May 1, 2023**
>   **File No. 000-17284**

Dear Quanzhong Lin:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Annual Report on Internal Control over Financial Reporting, page 35

1.   We note your statement that management's report on internal control over financial reporting "shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing." This statement appears to have been made in reliance on Item 308T of Regulation S-K, a special temporary provision that is no longer in effect. Refer to SEC Release No. 33-9142, including footnote 15. Please confirm that the company will not include the statement in future filings, or advise why the current language is appropriate.

General

2.   We note that your registration statement on Form S-1 (File No. 333-268190) is currently under review, and we have issued a number of comments on your China-related disclosures. Please confirm to us in writing that you will include in future Exchange Act filings all applicable China-related disclosures that you have included, or will include, in your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Abe Friedman at (202) 551-8298 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services